Exhibit 99.1

TELUS Digital Reports Voting Results from its Special Meeting

Vancouver, Canada – October 27, 2025 – TELUS International (Cda) Inc. (“TELUS Digital”) (NYSE and TSX: TIXT), a leading global technology company specializing in digital customer experience, today announced the results from its special meeting (the “Meeting”) of the holders (the “Shareholders”) of its Multiple Voting Shares (“MVS”) and Subordinate Voting Shares (“SVS”, and together with MVS, the “Shares”) which took place on October 27, 2025. The Meeting was called to consider the plan of arrangement (the “Arrangement”) involving TELUS Digital and TELUS Corporation under section 288 of the Business Corporations Act (British Columbia), all as more particularly described in the management information circular dated September 17, 2025, which was approved at the Meeting by special resolution.

The total number of Shares voting virtually or represented by proxy at the Meeting was 152,004,019 MVS, representing 100% of the 152,004,019 issued and outstanding MVS as of the record date of September 12, 2025 (the “Record Date”), and 93,557,570 SVS, representing 73.82% of the 126,725,559 issued and outstanding SVS as of the Record Date. Collectively, the total number of Shares voting virtually or represented by proxy at the Meeting was 245,561,589 Shares, representing 88.10% of the 278,729,578 issued and outstanding Shares as of the Record Date.

The following is a summary of the votes cast by holders of MVS and SVS, voting as a single class:

Votes For	% of Votes For	Votes Against	% of Votes Against
1,613,376,982	99.99%	189,427	0.01%

The following is a summary of the votes cast by holders of SVS excluding Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions:

Votes For	% of Votes For	Votes Against	% of Votes Against
86,356,541	99.78%	189,427	0.22%

The Arrangement is expected to be completed on or about October 31, 2025, subject to the satisfaction or waiver of the remaining customary closing conditions, including receipt of the approval of the Supreme Court of British Columbia.

About TELUS Digital

TELUS Digital (NYSE & TSX: TIXT) crafts unique and enduring experiences for customers and employees, and creates future-focused digital transformations that deliver value for our clients. We are the brand behind the brands. Our global team members are both passionate ambassadors of our clients’ products and services, and technology experts resolute in our pursuit to elevate their end customer journeys, solve business challenges, mitigate risks, and drive continuous innovation. Our portfolio of end-to-end, integrated capabilities include customer experience management, digital solutions, such as cloud solutions, AI-fueled automation, front-end digital design and consulting services, AI & data solutions, including computer vision, and trust, safety and security services. Fuel iXTM is TELUS Digital’s proprietary platform and suite of products for clients to manage, monitor, and maintain generative AI across the enterprise, offering both standardized AI capabilities and custom application development tools for creating tailored enterprise solutions.

Powered by purpose, TELUS Digital leverages technology, human ingenuity and compassion to serve customers and create inclusive, thriving communities in the regions where we operate around the world. Guided by our Humanity-in-the-Loop principles, we take a responsible approach to the transformational technologies we develop and deploy by proactively considering and addressing the broader impacts of our work. Learn more at: telusdigital.com.

TELUS Digital Investor Relations

Olena Lobach

ir@telusdigital.com

TELUS Digital Media Relations

Ali Wilson

Ali.Wilson@telusdigital.com